FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO SANTANDER-CHILE AND SUBSIDIARIES

CONSOLIDATED FINANCIAL INFORMATION

As of October 31, 2018

The principal balances and results accumulated for the period ending october 2018 (Amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	Ch$ million
Cash and deposits in banks	1,645,690
Interbank loans, net	14,061
Loans and accounts receivables from customers, net	29,358,331
Total investments	3,205,097
Financial derivative contracts	2,810,009
Other asset items	2,584,414
Total assets	39,617,602

Principal liabilities	Ch$ million
Deposits and other demand liabilities	8,105,032
Time deposits and other time liabilities	12,995,430
Financial derivative contracts	2,520,829
Issued debt instruments	8,207,196
Other liabilities items	4,619,541
Total equity	3,169,574
Total liabilities	39,617,602

Equity attributable to:
Equity holders of the Bank	3,125,715
Non-controlling interest	43,859

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	Ch$ million
Net interest income	1,178,199
Net fee and commission income	246,710
Result from financial operations	83,897
Total operating income	1,508,806
Provision for loan losses	(282,058)
Support expenses	(602,701)
Other results	(119)
Income before tax	623,928
Income tax expense	(135,289)
Net income for the period	488,639

Attributable to:
Equity holders of the Bank	486,615
Non-controlling interest	2,024

FELIPE CONTRERAS FAJARDO	MIGUEL MATA HUERTA
Chief Accounting Officer	Chief Executive Officer

BANCO SANTANDER-CHILE Y AFILIADAS

INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de octubre de 2018

A continuación se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de octubre de 2018 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	1.645.690
Adeudado por bancos	14.061
Créditos y cuentas por cobrar a clientes	29.358.331
Inversiones totales	3.205.097
Contratos de derivados financieros	2.810.009
Otros rubros del activo	2.584.414
Total Activos	39.617.602

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	8.105.032
Depósitos y otras captaciones a plazo	12.995.430
Contratos de derivados financieros	2.520.829
Instrumentos de deuda emitidos	8.207.196
Otros rubros del pasivo	4.619.541
Total patrimonio	3.169.574
Total Pasivos	39.617.602

Patrimonio atribuible a:
Tenedores patrimoniales del Banco	3.125.715
Interés no controlador	43.859

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingreso neto por intereses y reajustes	1.178.199
Ingreso neto de comisiones	246.710
Resultado de operaciones financieras	83.897
Total ingresos operacionales	1.508.806
Provisiones por riesgo de crédito	(282.058)
Gastos de apoyo	(602.701)
Otros resultados	(119)
Resultado antes de impuesto	623.928
Impuesto a la renta	(135.289)
Utilidad consolidada del periodo	488.639

Resultado atribuible a:
Tenedores patrimoniales del Banco	486.615
Interés no controlador	2.024

FELIPE CONTRERAS FAJARDO	MIGUEL MATA HUERTA
Gerente de Contabilidad	Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF) of Chile. The accounting principles issued by the SBIF are substantially similar to IFRS but there are some exceptions. The SBIF is the banking industry regulator that according to article 15 of the General Banking Law establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the SBIF (Compendium of Accounting Standards) and IFRS the Compendium of Accounting Standards will take precedence.

#contribuir al progreso de las personas y las empresas.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: November 14, 2018